THE BEARD COMPANY
                           ENTERPRISE PLAZA, SUITE 320
                             5600 NORTH MAY AVENUE
                          OKLAHOMA CITY, OKLAHOMA 73112
                               FAX (405) 842-9901
                                 (405) 842-2333





                                  June 7, 2005



Mr. Bret Johnson
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0510

                                          Re:  Form 10-K for the fiscal year
                                               ended December 31, 2004
                                               File No. 1-12396

Dear Mr. Johnson:

The following is offered in response to your letter of June 1, 2005 regarding the Form 10-K of The Beard Company:

SEC June 1, 2005 Comment No. 1
------------------------------

Note 5 - Investments and Other Assets
Investment in Cibola Corporation

The information contained in the Company's letter dated May 5, 2005, in response to Comment 5 in the SEC Comment Letter of April 28, 2005, is filed as a correspondence file as follows:

Response to Item 5 of the April 28, 2005 SEC Comment Letter

As set forth in Note 5 to the Company's financial statements, "The Company owns 80% of the outstanding common stock of Cibola Corporation ("Cibola"),...but does not consolidate the assets, liabilities, revenues or expenses of Cibola because Cibola's assets are controlled by its minority common stockholders and preferred stockholders."

In arriving at our conclusion not to consolidate our 80% ownership interest in Cibola, we considered the accounting literature cited below and the following facts:

o In October 1987, Paragraph 13 of Statement of Financial Accounting Standards No. 94 amended Paragraphs 2 and 3 of ARB No. 51 to read as follows:

              "2. The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation. However, there are exceptions to this general rule. A majority-owned subsidiary shall not be consolidated if control is likely to be temporary or if it does not rest with the majority owner....."

              "3. All majority-owned subsidiaries---all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority interest---shall be consolidated except those described in the last sentence of paragraph 2."

o The minority common stockholders and preferred stockholders have, at all times since the Company acquired its common stock, been represented by three members on Cibola's five member Board of Directors.

o Two of Cibola's preferred stockholders, who own a total of 79.2% of its preferred stock and 15.84% of its common stock, are the "Executive Officers" of Cibola and have, at all times since the Company acquired its 80% ownership, been authorized to manage and have managed all of Cibola's affairs, negotiated its contracts and financing arrangements, etc. Due to the Company's minority representation on Cibola's Board of Directors, it has always been in a minority position when voting upon all matters that have come before the Board. As a result, and after giving consideration to the Call Option described below, the Company has never been in a position to exercise either financial or managerial control of Cibola, and accordingly Cibola should not be consolidated pursuant to paragraph 3 above.

o Although Cibola is an affiliate of the Company for Federal consolidated income tax return purposes, and despite owning 80% of Cibola's common stock, the Company is entitled, under an agreed allocation formula, to receive as its share of Cibola's financial income, a cash distribution which amounts to less than 10% of the separate return Federal taxable income of Cibola during each year or portion thereof in which Cibola is a member of the consolidated Federal income tax group of which the Company is the parent. The preferred stockholders have elected to leave the remaining net income in Cibola each year to enhance the rate of return and the ultimate rate of return to Cibola shareholders. In FY2004, Cibola reported financial net income of approximately $4,221,000; however, the Company's cash distribution under the agreed allocation formula was only approximately $290,000. To treat Cibola as an 80%-owned subsidiary under these conditions would have been both highly misleading and confusing to our shareholders.

o Both the Company (upon six months' written notice) and the preferred stockholders (five days' written notice) have since inception had the right to terminate the governing agreements under a Call Option agreement, and as a matter of fact agreed earlier this year to terminate the agreement on December 31, 2005. Since the Call Option could have been exercised at virtually any time, with Cibola ceasing to be a subsidiary (majority-owned or otherwise), any control we might be deemed to have or to have had is or was temporary and, as a result, Cibola would have qualified for an exception to consolidation as noted in Paragraph 2 of ARB 51.

SEC June 1, 2005 Comment No. 2
------------------------------

Note 5 - Investments and Other Assets
Investment in Cibola Corporation

As noted in Footnote 1 to the Company's Form 10-K for the year ended December 31, 2004, under the heading Principles of Consolidation and Basis of
Presentation:

     "The accompanying financial statements include the accounts of the Company and its wholly and majority owned subsidiaries in which the Company has a controlling financial interest. SUBSIDIARIES AND INVESTEES IN WHICH THE COMPANY DOES NOT EXERCISE CONTROL ARE ACCOUNTED FOR USING THE EQUITY METHOD. All significant intercompany transactions have been eliminated in the accompanying financial statements."


In addition, in future filings, the Company will add the following highlighted comment to its Footnote 5, INVESTMENTS AND OTHER ASSETS:

     "The Company owns 80% of the outstanding common stock of Cibola Corporation ("Cibola"), a natural gas marketing company, but does not consolidate the assets, liabilities, revenues or expenses of Cibola because Cibola's assets are controlled by its minority common stockholders and preferred stockholders. THE COMPANY'S INVESTMENT IN CIBOLA IS ACCOUNTED FOR USING THE EQUITY METHOD. The Company's equity in the earnings of Cibola was $290,000, $238,000, and $123,000, in 2004, 2003 and 2002, respectively."

The June 1, 2005 SEC Comment letter asked that the Company reference the accounting literature which supports the Company's accounting treatment for its investment in Cibola. The information provided by the Company in its May 5, 2005 response to the April 28, 2005 SEC Comment letter (and repeated above) indicates why Cibola Corporation is not consolidated in the financial statements of the Company. The Company follows APB18, The Equity Method of Accounting for Investments in Common Stock, as amended by FASB 94, Consolidation of All Majority-Owned Subsidiaries to account for its investment in Cibola.

SEC June 1, 2005 Comment No. 3
------------------------------

Item 9A - Controls and Procedures

The Company will amend its controls and procedures disclosure in future filings to read that its officers and directors concluded that the Company's controls and procedures are effective as of the reporting date rather than a date within 90 days of the date of filing.

Please acknowledge receipt hereof by returning one copy of this letter with your filing stamp endorsed thereon. A stamped, self-addressed envelope is enclosed for your convenience.

Sincerely,

THE BEARD COMPANY

HERB MEE, JR.
Herb Mee, Jr. President and
Chief Financial Officer

HMJr/do

cc:      Mr. Jerry A. Warren, Esq.
         c/o McAfee & Taft
         Tenth Floor
         Two Leadership Square
         Oklahoma City, OK 73102

         Mr. Michael Gibson
         c/o Cole & Reed, P.C.
         531 Couch Drive, Suite 200
         Oklahoma City, OK 73102-2251

         Mr. W. M. Beard
         Chairman of the Board
         c/o The Beard Company

         Mr. Jack A. Martine
         Chief Accounting Officer
         c/o The Beard Company